Exhibit 99.1
Trinity Biotech plc to Announce Second Quarter
Fiscal Year 2022 Financial Results

Conference Call Scheduled for November 3, 2022
at 11:00 am EASTERN

DUBLIN –November 1, 2022 – Trinity Biotech plc (Nasdaq: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, will report financial results for the second quarter fiscal year 2022 on Thursday, November 3, 2022. The Company has scheduled a conference call for that same day, November 3, 2022 at 11:00am ET (3:00pm GMT) to discuss the results of the quarter.

Interested parties can access the call by dialing:

US Toll Free:	1-844-861-5499
International Toll:	1-412-317-6581
Ireland Toll:	014311269
Ireland Toll Free:	1800932830

Please ask to be joined into the Trinity Biotech call.

A simultaneous webcast of the call can be accessed at:
https://event.choruscall.com/mediaframe/webcast.html?webcastid=6wjHAjEw

A replay of the call can be accessed until November 10, 2022 by dialing:

US Toll Free:	1-877-344-7529
International Toll:	1-412-317-0088
Canada Free Toll:	1-855-669-9658
Replay Code:	1314732

To access the replay using an international dial-in number, please see the link below:
https://services.choruscall.com/ccforms/replay.html

A webcast of the call will be available for 30 days at: https://event.choruscall.com/mediaframe/webcast.html?webcastid=6wjHAjEw

Replays will be available 1 hour after the end of the conference.

Certain statements made in this release that are not historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements.  These forward-looking statements involve known and unknown risks and uncertainties.  Many factors could cause the actual results, performance or achievements of Trinity Biotech to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, but not limited to, the results of research and development efforts, risks associated with the outbreak and global spread of the coronavirus (COVID-19), the effect of regulation by the U.S. Food and Drug Administration and other agencies, the impact of competitive products, product development commercialization and technological difficulties.  For additional information regarding these and other risks and uncertainties associated with Trinity Biotech’s business, reference is made to our reports filed from time to time with the U.S. Securities and Exchange Commission.  We undertake no obligation to update or revise any forward-looking statements for any reason.

Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma, and whole blood. Trinity Biotech sells direct in the United States, Germany, France, and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.

Contact
John Gillard
Trinity Biotech plc
(353)-1-2769800

Joe Diaz
Lytham Partners, LLC
Investor Relations
(1)-602-889-9700
E-mail:  investorrelations@trinitybiotech.com